SCHEDULE 14A
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SCHEDULE 14A INFORMATION

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Northwest Indiana Bancorp

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TABLE OF CONTENTS

NorthWest Indiana Bancorp

9204 Columbia Avenue
Munster, Indiana 46321
(219) 836-9690

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD APRIL 17, 2002

Notice is hereby given that the Annual Meeting of Shareholders of NorthWest Indiana Bancorp (the "Company"), will be held at the Center for Visual & Performing Arts, 1040 Ridge Road, Munster, Indiana, on Wednesday, April 17, 2002, at 8:30 A.M., for the following purposes:

(1) To elect four directors;

(2) To ratify the appointment by the Board of Directors of Crowe, Chizek and Company LLP as auditors for the year ending December 31, 2002; and

(3) To consider and act upon any other business as may properly come before the meeting or any adjournment thereof.

All shareholders of record at the close of business on February 28, 2002 will be entitled to vote at the meeting or any adjournment thereof.

It is important that your shares be represented at this meeting. Whether or not you expect to be present, please fill in, date, sign and return the enclosed proxy card in the accompanying addressed, postage-prepaid envelope. In order to avoid the additional expense of further solicitation, we ask your cooperation in mailing your proxy card promptly. If you attend and vote at the meeting, your proxy will be canceled.

JON E. DEGUILIO,
Executive Vice President and Secretary

Dated: March 18, 2002

(ANNUAL REPORT CONCURRENTLY MAILED)

NorthWest Indiana Bancorp
9204 Columbia Avenue
Munster, Indiana 46321
(219) 836-9690

PROXY STATEMENT

ANNUAL MEETING OF SHAREHOLDERS
APRIL 17, 2002

This Proxy Statement is furnished in connection with the solicitation by the Board of Directors of NorthWest Indiana Bancorp (the “Company”), of proxies to be voted at the Annual Meeting of Shareholders (the “Meeting”) to be held at 8:30 A.M., on Wednesday, April 17, 2002, at the Center for Visual & Performing Arts, located in Munster, Indiana, for the purposes set forth in the accompanying Notice of Annual Meeting. The Board of Directors knows of no matters, other than those reported below, which are to be brought before the Meeting. However, if other matters properly come before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote such proxy in accordance with their judgment on such matters.

At the close of business on February 28, 2002, the record date for the Meeting, there were 2,729,110 shares of the Company’s Common Stock outstanding and entitled to vote at the Meeting. On all matters, including the election of directors, each shareholder will have one vote for each share held.

If the enclosed form of proxy is executed and returned, it may nevertheless be revoked at any time prior to the time it is voted. A proxy may be revoked by written notice to the Company’s Secretary or by attendance at the Meeting. **Unless revoked, a proxy will be voted at the Meeting in accordance with the instructions thereon, or, if no instructions are given, FOR the election as directors of all nominees listed under Proposal 1 and FOR all other Proposals.** Directors will be elected by a plurality of the votes cast. Each other proposal is subject to the vote of the holders of a greater number of shares favoring such proposal than those opposing it. A proxy may indicate that all or a portion of the shares represented by such proxy are not being voted with respect to a specific proposal. This could occur, for example, when a broker is not permitted to vote shares held in street name on certain proposals in the absence of instructions from the beneficial owner. Shares that are not voted with respect to a specific proposal will be considered as not present and entitled to vote on such proposal, even though such shares will be considered present for purposes of determining a quorum and voting on other proposals. Abstentions on a specific proposal will be considered as present, but not as voting in favor of such proposal. Because none of the proposals to be considered at the meeting requires the affirmative vote of a specified number of outstanding shares (they require only a plurality or a majority of the shares voted), neither the non-voting of shares nor abstentions on a specific proposal will affect the determination of whether such proposal will be approved.

The cost of this solicitation will be borne by the Company. In addition to solicitation by mail, the Company’s directors, officers and regular employees may solicit proxies personally or by telephone without additional compensation. It is expected that this Proxy Statement and the accompanying Notice of Annual Meeting and form of proxy will first be mailed to shareholders on or about March 18, 2002.

ELECTION OF DIRECTORS
(Proposal No. 1)

Nominees

The Board of Directors is comprised of eleven directors divided into three classes, two of which have four directors each and one of which has three directors, with the term of one class expiring each year. Each director serves until the annual meeting of shareholders held in the year that is three years after such director's election and thereafter until such director's successor is elected and qualified. There currently is one vacancy on the Board of Directors, which will not be filled at the Meeting and will remain vacant for the foreseeable future. Each of the Company's directors also serves on the Board of Directors of the Company's wholly owned subsidiary, Peoples Bank SB (the "Bank"), for a term running concurrently with his or her term on the Company's Board of Directors.

The nominees for election this year are Frank J. Bochnowski, Lourdes M. Dennison, Joel Gorelick and Gloria C. Gray. Each has been nominated by the Board of Directors for election as a director for a term to expire at the 2005 annual meeting of shareholders and until his or her successor is elected and has qualified. It is the intention of the persons named in the accompanying form of proxy, absent contrary instructions thereon, to vote such proxy for the election to the Board of Directors of these four individuals. Each nominee has consented to be named herein and to serve as a director if elected. However, if any nominee becomes unavailable for election, it is the intention of the persons named in the accompanying form of proxy to nominate such other person as director as they may in their discretion determine, in which event the shares will be voted for such other person.

Unless otherwise indicated in a footnote to the following table, the principal occupation of each director and nominee has been the same for the last five years, and each such director or nominee possesses sole voting and investment power with respect to the shares of Common Stock indicated as beneficially owned by him or her.

Name	Age	Present Principal Occupation	Director Since	Shares Beneficially Owned on February 28, 2002	Percent of Class
		NOMINEES FOR DIRECTOR (Term expiring at annual meeting of shareholders in 2005)			
Frank J. Bochnowski	63	Retired; formerly Executive Vice President and Secretary of the Company (1)	1999	37,872(2)	1.39%
Lourdes M. Dennison	60	Administrative Director, Kumpol Dennison Surgical Corp., Merrillville, Indiana	1983	87,632(3)	3.21%
Joel Gorelick	54	Executive Vice President and Chief Lending Officer of the Company	2000	49,199(4)	1.80%
Gloria C. Gray	72	Retired	1982	66,432(5)	2.43%

Name	Age	Present Principal Occupation	Director Since	Shares Beneficially Owned on February 28, 2002	Percent of Class
		DIRECTORS CONTINUING IN OFFICE (Term expiring at annual meeting of shareholders in 2003)			
David A. Bochnowski	56	President and Chief Executive Officer of the Company (1)	1977	282,667(4)	10.30%
Jerome F. Vrabel	52	Senior Vice President, Man Financial, Inc., Chicago, Illinois, a commodities brokerage firm on the Chicago Board of Trade	1984	147,288(4)	5.40%
James L. Wieser	54	Attorney with Wieser & Sterba, Schererville, Indiana (1)	1999	7,084	0.26%
		(Term expiring at annual meeting of shareholders in 2004)			
Leroy F. Cataldi	66	Pharmacist, Dyer, Indiana	1977	73,915(6)	2.71%
Edward J. Furticella	54	Executive Vice President, Chief Financial Officer and Treasurer of the Company	2000	51,802(4)	1.90%
Stanley E. Mize	60	President, Stan Mize Town & Countree Auto Sales, Inc., Schererville, Indiana	1997	19,814(7)	0.73%

(1) Frank J. Bochnowski and David A. Bochnowski are first cousins. James L. Wieser is the brother-in-law of Jon E. DeGuilio, an executive officer of the Company.
(2) Includes 7,632 shares owned by Mr. Bochnowski’s spouse. Also includes stock options representing 11,050 shares of Common Stock which were exercisable at February 28, 2002.
(3) Includes 71,030 shares owned by Mrs. Dennison’s spouse.
(4) For further information regarding the beneficial ownership of these shares, see “Security Ownership By Certain Beneficial Owners and Management” below.
(5) Includes 400 shares owned by Mrs. Gray’s spouse.
(6) Includes 3,915 shares owed by Mr. Cataldi’s spouse.
(7) Includes 1,600 shares owned by Mr. Mize’s spouse.

The Board of Directors recommends a vote FOR the nominees listed above.

Meetings and Committees of the Board of Directors

The Board of Directors conducts its business through meetings of the Board and its committees. During the year ended December 31, 2001, the Board held twelve meetings. No director attended fewer than 75% of the total meetings of the Board of Directors and committees on which such Board member served.

The Board of Directors has appointed an Audit Committee composed of Directors Dennison, Mize and Vrabel. The Audit Committee functions as the Company's liaison with its external auditors and reviews audit findings presented by the Company's internal auditor. The Audit Committee, along with the external auditors and internal auditor, monitors controls for material weaknesses and/or improvements in the audit function. The Audit Committee also monitors or, if necessary, establishes policies designed to promote full disclosure of the Company's financial condition. All of the members of the Audit Committee are independent within the meaning of Rule 4200(a)(15) of the listing standards of the National Association of Securities Dealers, Inc. The Board of Directors has adopted a written charter for the Audit Committee, a copy of which was attached as an appendix to the Proxy Statement for the 2001 annual meeting. During the year ended December 31, 2001, the Audit Committee held eight meetings.

The Board of Directors has appointed a Compensation Committee composed of Directors David Bochnowski, Dennison, Gray and Vrabel. The Compensation Committee is responsible for reviewing, determining and establishing the compensation of directors and (as the Bank's Compensation Committee) the salaries, bonuses and other compensation of the executive officers of the Bank. During the year ended December 31, 2001, the Compensation Committee held one meeting.

The Board of Directors has not appointed a Nominating Committee. It has, however, appointed an Executive Committee, composed of Directors David Bochnowski, Frank Bochnowski, Dennison and Vrabel. The Executive Committee is authorized to exercise the powers of the Board of Directors between regular Board meetings, except with respect to the declaration of dividends and other extraordinary corporate transactions. All actions of the Executive Committee are reviewed and ratified by the full Board of Directors.

COMPENSATION OF AND TRANSACTIONS WITH OFFICERS AND DIRECTORS

Summary Compensation Table

The following table sets forth, for the years ended December 31, 2001, 2000, and 1999, the cash and non-cash compensation received by each executive officer who earned in excess of $100,000 from the Bank during 2001. The Company itself pays no compensation to its employees, and each of the named executive officers holds a similar position with the Bank. Each of the named executive officers has been employed by the Company or the Bank for more than five years, except that Jon E. DeGuilio joined the Company in December 1999. Prior to then, Mr. DeGuilio was engaged in the private practice of law.

Name and Principal Position	Period	Annual Compensation		Long-Term Compensation	
		Salary	Bonus (1)	Options (2)	All Other Compensation (3)
David A. Bochnowski	2001	$232,698	$100,525	3,000	$43,527
Chairman and Chief	2000	222,552	95,932	4,920	42,411
Executive Officer	1999	210,033	92,910	6,000	44,811
Joel Gorelick	2001	$134,204	$ 42,825	3,000	$14,762
Executive Vice	2000	127,765	41,125	4,000	14,054
President and Chief	1999	120,578	40,010	2,500	14,469
Lending Officer					
Edward J. Furticella	2001	$136,664	$ 44,750	1,500	$15,033
Executive Vice	2000	127,413	41,125	4,000	14,015
President,	1999	118,634	40,010	3,000	14,236
Chief Financial Officer and Treasurer					
Jon E. DeGuilio	2001	$104,375	$ 21,000	1,000	$11,485
Executive Vice	2000	90,000	15,000	1,000	9,900
President,					
General Counsel and					
Secretary (4)					

(1) "Bonus" amounts represent annual payments under the Bank's incentive plan, which is open to all employees who have worked the entire incentive plan year. The incentive plan is based upon the Company's return on assets, return on equity and earnings per share.

(2) "Options" reflects options granted to acquire the listed number of shares of Common Stock. The Company does not have a stock appreciation rights (SAR) plan and has not granted restricted stock awards.

(3) "All Other Compensation" includes contributions by the Bank under its Pension Plan on behalf of Messrs. Bochnowski, Gorelick, Furticella and DeGuilio of $18,700, $14,762, $15,033 and $11,485, respectively, for 2001; $18,700, $14,054, $14,015 and $9,900, respectively, for 2000; and $19,200, $14,469, $14,236 and $0, respectively, for 1999. Mr. Bochnowski's other compensation also includes for each of 2001, 2000 and 1999, (i) premiums in the amount of $17,930 for 2001, $17,930 for 2000 and $19,607 for 1999 paid by the Bank for disability insurance and term insurance on Mr. Bochnowski's life pursuant to his employment agreement described below and (ii) credits in the amount of $6,897, $5,781 and $6,004, respectively, under the Bank's Unqualified Deferred Compensation Plan.

(4) Mr. DeGuilio joined the Company in December 1999 and his 1999 compensation is immaterial.

Compensation of Directors

All directors who are not also officers of the Company or the Bank receive an annual director's fee from the Bank of $17,560.

Employment Agreement

The Bank entered into an employment agreement with David A. Bochnowski as President and Chief Executive Officer, effective March 1, 1988 and amended January 18, 1992. The agreement has a three-year term and provides for annual extensions for additional one-year terms, subject to annual review by the Bank's Board of Directors, unless Mr. Bochnowski gives written notice that the agreement will not be extended further. The agreement provides for a minimum annual salary of $150,000 and for annual salary review by the Board of Directors, as well as inclusion of Mr. Bochnowski in any discretionary bonus plans, customary fringe benefits, vacation and sick leave. The agreement is terminable by the Bank for "cause", defined in the agreement as termination for dishonesty, incompetence, willful misconduct, breach of fiduciary duty involving personal profit, intentional failure to perform stated duties, willful violation of any law, rule or regulation (other than traffic violations or similar minor offenses) or final cease-and-desist order or a material breach of the agreement. If the Bank were to terminate Mr. Bochnowski without cause, or in the event of his death during the term of the agreement, Mr. Bochnowski or his estate would be entitled to a continuation of his salary for a period of one year thereafter. Mr. Bochnowski may terminate his agreement upon three months' notice to the Bank.

The agreement provides that in the event of the termination of Mr. Bochnowski's employment after any change in "control" of the Company or a change in the capacity or circumstances in which he is employed as contemplated by the agreement, he will be promptly paid a sum equal to 2.99 times the average annual compensation he received during the five-year period immediately prior to the date of change of control. "Control" is defined in the agreement by reference to the control determinations set forth in federal banking regulations, which generally define "control" as the acquisition by any person or entity of the ownership or power to vote more than 25% of the stock of a bank or its holding company, although under certain circumstances control may occur upon the acquisition of 10% of such stock unless successfully rebutted.

Mr. Bochnowski's agreement provides that in the event he becomes disabled during the term of the agreement, he shall continue to receive his full compensation for the first 18 months from the date of such disability, at which time the Bank may terminate the agreement and Mr. Bochnowski shall receive 60% of his monthly salary at the time he became disabled until the earlier of his death or his normal retirement date under the Bank's Pension Plan. The agreement provides that these amounts shall be offset by any amounts paid to Mr. Bochnowski under any other disability program maintained by the Bank. The agreement also requires the Bank to maintain term insurance on Mr. Bochnowski's life in the amount of $750,000, payable to his designated beneficiaries.

1994 Stock Option and Incentive Plan

The Board of Directors adopted the 1994 Stock Option and Incentive Plan (the "Option Plan"), which was approved by shareholders at the 1994 annual meeting. Pursuant to the Option Plan, an aggregate of 240,000 shares of the Company's Common Stock are reserved for issuance in respect of incentive awards granted to officers and other employees of the Company and the Bank. Awards granted under the Option Plan may be in the form of incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), or non-incentive stock options or restricted stock. The purposes of the Plan are to attract and retain the best available personnel, to provide additional incentives for all employees and to encourage their continued employment by facilitating employees' purchases of an equity interest in the Company. The Option Plan is administered by a committee composed of Directors Dennison, Gray and Vrabel, none of whom is eligible to receive awards under the Plan. The committee has discretion as to the persons who will receive awards and in what amount.

As of December 31, 2001, approximately 111 employees were eligible to be considered for incentive awards under the Option Plan.

Option Grants

During the year ended December 31, 2001, a total of 8,500 stock options were granted under the Option Plan to the executive officers named in the Summary Compensation Table. In each case, the exercise price per share was equal to the fair market value of the Common Stock at the time of the grant.

The table below sets forth further information regarding grants of stock options pursuant to the Option Plan during the year ended December 31, 2001, to the persons named in the Summary Compensation Table.

	Number of Options Granted	% of Total Options Granted to Employees in Fiscal Year	Exercise Price (per share)	Expiration Date (1)	Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term (2)	
					5%	10%
David A. Bochnowski	3,000	22.3%	$19.50	1/18/2011	$16,200	$35,760
Joel Gorelick	3,000	22.3%	19.50	1/18/2011	16,200	35,760
Edward J. Furticella	1,500	11.1%	19.50	1/18/2011	8,100	17,880
Jon E. DeGuilio	1,000	7.4%	19.50	1/18/2011	5,400	11,920

(1) Options listed in the table first become exercisable on the fifth anniversary of the date of grant and expire upon the executive's termination of employment for cause or for any other reason other than death, disability or retirement. All options become immediately exercisable upon the commencement of a tender or exchange offer for the Common Stock, or upon a change in control of the Company.

(2) The dollar amounts under these columns are based on the 5% and 10% rates set by the Securities and Exchange Commission and are not intended to forecast possible appreciation of the Company's stock price. The calculations assume a five-year option term.

Option Exercises and Year-End Option Values

The table below sets forth certain information regarding each exercise of options during the year ended December 31, 2001 by the persons named in the Summary Compensation Table and the unexercised options held by them at December 31, 2001.

Name	Number of Shares Acquired on Exercise	Value Realized	Number of Unexercised Options Held At December 31, 2001		Value of Unexercised In-The-Money Options At December 31, 2001	
			Exercisable	Unexercisable	Exercisable	Unexercisable
David A. Bochnowski	4,800	70,800	10,000	22,920	$100,460	$35,090
Joel Gorelick	2,000	19,740	2,000	14,300	15,500	22,455
Edward J. Furticella	8,000	81,730	—	13,000	—	17,730
Jon E. DeGuilio	—	—	—	2,000	—	1,250

Benefits

Profit Sharing Plan and Trust (Pension). The Bank maintains a Profit Sharing Plan and Trust (the "Pension Plan") for the benefit of its eligible employees. All employees are eligible to participate in the Pension Plan if they have completed one year of employment with more than 1,000 hours of service, and have reached their 21st birthday. This plan is non-contributory on the part of the employee. Each plan year the Bank's Board of Directors determines the amount to be contributed by the Bank. This contribution is discretionary and is based on the Bank's financial performance. During the year ended December 31, 2001, the Bank contributed $402,150 to the Pension Plan. The amounts of these contributions on behalf of the executive officers named in the Summary Compensation Table are included in that table under the column "All Other Compensation." Pension benefits vest on the following scale: two years of service, 40% of benefits accrued through the prior fiscal year; three years of service, 60% of benefits accrued through the prior fiscal year; four years of service, 80% of benefits accrued through the prior fiscal year; and five years of service, 100% of benefits accrued through the prior fiscal year. The normal retirement age is the first day after reaching age 65, at which time the employee is entitled to receive 100% of the contributions previously made.

401(k) Plan. The Bank maintains a 401(k) defined contribution retirement plan for the benefit of its eligible employees. All employees are eligible to participate in the plan if they have completed one year of employment and 1,000 hours of service and have reached their 21st birthday. This plan is non-contributory on the part of the Bank. Participating employees may elect to contribute up to ten percent of their compensation on a pre-tax basis into the plan through regular payroll deduction. Such funds will be invested as directed by participants into eight investment options. All participants are always 100% vested in their contributions and the earnings on their investments. Distributions of participant account assets can occur upon retirement, for hardship, upon attainment of age 59-1/2, upon disability, upon the death of the participant and upon termination of service. The normal retirement age is 65; participants may request early retirement distribution upon retirement and reaching age 55. Participants may obtain loans from the plan pursuant to uniform provisions meeting the requirements of the Code, using their account assets as collateral.

Unqualified Deferred Compensation Plan. The Bank adopted an Unqualified Deferred Compensation Plan (the "Deferred Compensation Plan") during 1995. The purpose of the Deferred Compensation Plan is to provide deferred compensation to key senior management employees of the Bank in order to recognize their substantial contributions to the Bank and to provide them with additional financial security as inducement to remain with the Bank. The Deferred Compensation Plan is administered by the Bank's Compensation Committee. In order to be eligible for participation in the Deferred Compensation Plan, an employee must hold a key management, full-time position in which he

has the opportunity to impact significantly on the annual operating success of the Bank. Of those eligible employees, the Compensation Committee selects which persons shall be participants in the Deferred Compensation Plan. Participants' accounts are credited each year with an amount based on a formula involving the participant's employer-funded contributions under all qualified plans and the limitations imposed by Code subsection 401(a)(17) and Code section 415. Following the cessation of the employment of the participant by the Bank for any reason, including the participant's death, the participant's account is distributed to the participant (or, in the event of his death, to his designated beneficiary) in a lump sum cash payment. Currently, David A. Bochnowski is the only participant in the Deferred Compensation Plan. For the year ended December 31, 2001, the Bank credited $6,897 to Mr. Bochnowski's account under the Deferred Compensation Plan. This amount is included in Mr. Bochnowski's compensation in the Summary Compensation Table under the column "All Other Compensation."

Supplemental Executive Retirement Plan. In December 1999, the Bank established a Supplemental Executive Retirement Plan (the "Supplemental Retirement Plan"), as an unfunded, non-qualified deferred compensation plan. The purpose of the Supplemental Retirement Plan is to provide a means for the payment of supplemental retirement benefits to a select group of key senior management employees, in recognition of their substantial contributions to the operation of the Bank, and to provide those individuals with additional financial security. The Board of Directors determines the Plan participants and contributions. Currently, Director Frank J. Bochnowski is the only participant in the Supplemental Retirement Plan.

Bank Loans. From time to time, the Bank makes loans to the Company's directors and officers and their family members. All of such loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with the general public and do not involve more than the normal risk of repayment or present other unfavorable features. Loans made to a director or executive officer in excess of $500,000 must be approved in advance by the disinterested members of the Bank's Board of Directors.

Health and Insurance Benefits. The Bank provides health and accident benefits for all full-time employees. Dependent coverage is provided at the employee's expense through a group insurance plan upon request. Term life insurance is provided for all employees who have completed one year of employment with more than 1,000 hours of service and have reached their 21st birthday.

Compensation Committee Report on Executive Compensation

The Compensation Committee of the Board of Directors establishes the compensation of the Bank's executive officers. In setting compensation levels, the Company seeks to create a cost-effective and fair package that will attract, retain, and motivate the finest employees available to the Company and the Bank. The Bank compensates each executive officer based primarily on the following factors:

- The executive's level of job responsibility and performance;
- The Company's performance; and
- Compensation available from comparable companies and rivals for an executive's services.

The Company structures compensation to motivate executives to achieve the Company's strategic goals. Accordingly, executive compensation is linked to the Company's short-term and long-term performance.

Stock options, for example, provide a direct link between executive compensation and long-term creation of shareholder value. Customarily, options awarded by the Company do not become exercisable until five years after the grant (barring a change in control in the Company). Further, the options are forfeited immediately upon the termination of employment of an executive for cause or for any reason other than death, disability, or retirement. An Options Committee, composed of Compensation Committee members Dennison, Gray, and Vrabel, proposed awards of options for 2001 based upon (1) the Company's earnings, (2) the Company's performance when compared to its peers, (3) the Company's achievement of strategic goals, and (4) the executive's performance. Options were awarded as set forth in the "Option Grants" table above.

Similarly, the Bank's incentive plan provides additional compensation based upon the Company's performance relative to targets set for return on assets, return on equity, and earnings per share. The Company's performance satisfied conditions for payments under the incentive plan.

Finally, the Committee attempted to maintain the Company's compensation package at a level consistent with compensation paid by comparable firms. The Committee considered various surveys, including those available from SNL Securities, Cole Financial, Inc. and America's Community Bankers.

David A. Bochnowski's compensation for 2001 was determined in accordance with the same procedures and standards as for the other executive officers of the Company; however, Mr. Bochnowski does not vote upon his own compensation, his option awards under the Company's Option Plan, or his bonus awards under the Bank's incentive plan. Further, for 2001, the Committee procured a report on executive compensation from Cole Financial, Inc. to assist the Committee in evaluating Mr. Bochnowski's compensation under the comparability standards described above. Taking into account the Company's asset and net income growth, return on assets and return on equity results, and operating expenses, the Cole Report concluded that Mr. Bochnowski's compensation (salary, incentive and options) was competitive when compared to similarly performing peers. (The Cole Report also found that the compensation (salary, incentive and options) paid to Messrs. Gorelick, Furticella and DeGuilio was also competitive.) The Board of Directors and the Compensation Committee approved Mr. David Bochnowski's compensation for 2001, as well as the 2001 compensation of Messrs. Gorelick, Furticella and DeGuilio.

Compensation Committee

David A. Bochnowski
Lourdes M. Dennison
Gloria C. Gray
Jerome F. Vrabel

Comparative Stock Performance

The performance graph and table below compare the cumulative total shareholder return for the Company with the cumulative total return for the S&P 500 Index and for the SNL Securities index of Nasdaq bank stocks having $250 million to $500 million in assets ("SNL $250M-$500M Bank Index"). Among these indices, the Company believes the SNL $250M-$500M Bank Index is the most relevant for comparing the Company's performance because it comprises financial institutions most comparable to the Company's size.



Index Value
250
200
150
100
50
12/31/96
12/31/97
12/31/98
12/31/99
12/31/00
12/31/01
NorthWest Indiana Bancorp
SNL $250M-$500M Bank Index
S&P 500

Index	*Period Ending*					
	12/31/96	**12/31/97**	**12/31/98**	**12/31/99**	**12/31/00**	**12/31/01**
NorthWest Indiana Bancorp	100	140.42	140.00	143.33	133.33	141.67
SNL $250M-$500M Bank Index	100	172.95	154.89	144.10	138.74	197.12
S&P 500 Index	100	133.37	171.44	207.52	188.62	166.22

Compensation Committee Interlocks and Insider Participation

Of the members of the Company's Compensation Committee (Directors David Bochnowski, Dennison, Gray, and Vrabel), only Mr. Bochnowski serves or has served as an officer or employee of the Company or its subsidiaries. As stated above under "Benefits — Bank Loans," from time to time the Bank makes loans to the Company's directors, including members of the Compensation Committee, and their families. No Compensation Committee member has any other relationship requiring disclosure as an interlocking executive officer or director or otherwise under the rules of the Securities and Exchange Commission (the "SEC").

RATIFICATION OF APPOINTMENT OF AUDITORS
(Proposal No. 2)

The Board of Directors has renewed the Company's arrangements with Crowe, Chizek and Company LLP, independent auditors, to be its auditors for the year ending December 31, 2002, subject to ratification by shareholders. A representative of Crowe, Chizek and Company LLP is expected to be present at the meeting, will have the opportunity to make a statement if he so desires and will be available to respond to appropriate questions.

During 2001, Crowe, Chizek and Company LLP provided services in connection with the firm's audit function, which included an examination of the Company's financial statements, assistance in preparation of reports filed with the SEC, and meeting with the Company's Board of Directors and Audit Committee relative to the audit. Non-audit services were primarily related to a loan process assessment, the preparation and review of the Company's federal and state tax returns and providing support services to the internal auditor. Crowe, Chizek and Company LLP performs similar audit and non-audit services for the Bank. During 2001, the Company paid the following fees to Crowe, Chizek and Company LLP for audit and non-audit services:

Audit Fees	$54,050
Financial Information Systems Design and Implementation Fees	$ 0
Other Fees	$31,500

Report of Audit Committee

We have reviewed and discussed with management the Company's audited financial statements as of and for the year ended December 31, 2001. We have discussed with the Company's auditors, Crowe, Chizek and Company LLP, the matters required to be discussed by Statement on Auditing Standards No. 61, Communication with Audit Committees, as amended, by the Auditing Standards Board of the American Institute of Certified Public Accountants. We have also received and reviewed the written disclosures and the letter from Crowe, Chizek and Company LLP, required by Independence Standard No. 1, Independence Discussions with Audit Committees, as amended, by the Independence Standards Board, and have discussed with the auditors the auditors' independence.

Based on the reviews and discussions referred to above, we recommended to the Board of Directors that the financial statements referred to above be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2001.

We have also considered whether the provision by Crowe, Chizek and Company LLP of non-audit related services to the Company and the Bank during 2001 is compatible with maintaining the auditors' independence.

Audit Committee

Lourdes M. Dennison
Stanley E. Mize
Jerome F. Vrabel

The Board of Directors recommends a vote FOR ratification.

SECURITY OWNERSHIP BY CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of February 28, 2002, certain information as to those persons who were known by management to be beneficial owners of more than 5% of the Company's Common Stock and as to the shares of the Common Stock beneficially owned by the persons named in the "Summary Compensation Table" and by all directors and executive officers as a group. Persons and groups owning more than 5% of the Common Stock are required to file certain reports regarding such ownership with the Company and the SEC pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Based on such reports, management knows of no persons, other than as set forth in the table below, who owned more than 5% of the Common Stock at February 28, 2002. Individual beneficial ownership of shares by the Company's directors is set forth in the table above under "Election of Directors." Beneficial ownership by directors and officers includes shares underlying stock options held by such persons under the Company's Option Plan that are exercisable within 60 days of February 28, 2002.

Name and Address of Individual or Identity of Group	Amount and Nature of Beneficial Ownership	Percent of Shares of Common Stock Outstanding
David A. Bochnowski 10203 Cherrywood Lane Munster, IN 46321	282,667(1)	10.30%
Jerome F. Vrabel 506 Wilderness Drive Schererville, IN 46375	147,288(2)	5.40%
Joel Gorelick 8589 West 85th Street Schererville, IN 46375	49,199(3)	1.80%
Edward J. Furticella 1615 Timberwood Lane Munster, IN 46321	51,802(4)	1.90%
Jon E. DeGuilio 8944 Liable Road Highland, IN 46322	531(5)	0.02%
All directors and executive officers as a group (11 persons)	824,236(6)	30.14%

(1) Includes 39,821 shares as to which Mr. Bochnowski's spouse has voting and dispositive power and 26,400 shares which are owned by their children for which his spouse is custodian or trustee. Also includes stock options representing 14,000 shares of Common Stock which were exercisable at February 28, 2002.

(2) Includes 48,746 shares owned by Mr. Vrabel's spouse.

(3) Includes 882 shares owned by Mr. Gorelick's spouse. Also includes stock options representing 4,500 shares of Common Stock which were exercisable at February 28, 2002.

(4) Includes 664 shares owned by Mr. Furticella's spouse. Also includes stock options representing 2,000 shares of Common Stock which were exercisable at February 28, 2002.

(5) Includes 81 shares owned by Mr. DeGuilio's spouse.

(6) Includes 31,550 shares as stock options which the Company's directors and executive officers hold under the Option Plan and which were exercisable at February 28, 2002. Such shares have been added to the total shares outstanding in order to determine the ownership percentage of the Company's directors and executive officers as a group at February 28, 2002.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires the Company's officers and directors, and persons who own more than 10% of the Company's Common Stock, to file reports of ownership with the SEC. Officers, directors and greater than 10% shareholders are required to furnish the Company with copies of all Section 16(a) forms they file. Based solely on its review of copies of such forms received by it, or written representations from certain reporting persons that no Forms 5 were required for those persons, the Company believes that during the year ended December 31, 2001, all filing requirements applicable to its officers, directors, and greater than 10% shareholders were complied with.

SHAREHOLDER PROPOSALS

In order to be eligible for inclusion in the Company's proxy materials for next year's annual meeting of shareholders, any shareholder proposal to take action at such meeting must be received at the Company's office at 9204 Columbia Avenue, Munster, Indiana, no later than November 18, 2002. Any such proposals shall be subject to the requirements of the proxy rules adopted under the Exchange Act. In addition, any shareholder proposal received after February 1, 2003 will be considered untimely for consideration at that meeting.

ANNUAL REPORT ON FORM 10-K

Upon written request, the Company will furnish to shareholders, without charge, a copy of the Company's most recent Annual Report on Form 10-K (including financial statements and schedules, but excluding exhibits). Send your request to: Secretary, NorthWest Indiana Bancorp, 9204 Columbia Avenue, Munster, Indiana 46321.

INCORPORATION BY REFERENCE

To the extent this Proxy Statement has been or will be specifically incorporated by reference into any filing by the Company under the Exchange Act or the Securities Act of 1933, as amended, the sections of this Proxy Statement entitled "Compensation Committee Report on Executive Compensation," "Comparative Stock Performance" and "Report of Audit Committee" shall not be deemed to be so incorporated unless specifically otherwise provided in any such filing.

JON E. DEGUILIO,
Executive Vice President and Secretary

Dated: March 18, 2001

NORTHWEST INDIANA BANCORP
THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS

I hereby appoint the official proxy committee of the Board of Directors of NorthWest Indiana Bancorp (the "Company"), or any member thereof, my proxies, with power of substitution, to vote all shares of the Company's Common Stock which I am entitled to vote at the Annual Meeting of Shareholders, to be held at the Center for Visual & Performing Arts, 1040 Ridge Road, Munster, Indiana, on Wednesday, April 17, 2002 at 8:30 A.M., and at any adjournment, as follows:

1.	**ELECTION OF DIRECTORS**	**FOR** nominees listed below (except those stricken below) ☐	**WITHHOLD AUTHORITY** to vote for all nominees listed below ☐

Frank J. Bochnowski   Lourdes M. Dennison   Joel Gorelick   Gloria C. Gray

(INSTRUCTIONS: To **withhold** authority to vote for any individual nominee strike through that nominee's name above.)

2. PROPOSAL TO RATIFY THE APPOINTMENT OF CROWE, CHIZEK AND COMPANY LLP, as auditors for the fiscal year ending December 31, 2002.

☐ FOR ☐ AGAINST ☐ ABSTAIN

3. In their discretion on any other matters that may properly come before the meeting or any adjournment thereof.

(Continued and to be signed on the other side)

(Continued from other side)

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED IN THE MANNER SPECIFIED HEREON AND, IN THE ABSENCE OF SPECIFICATION, WILL BE VOTED FOR THE ELECTION OF ALL NOMINEES FOR DIRECTOR AND FOR ALL OTHER PROPOSALS.

Please sign exactly as name appears below. When shares are held by two or more persons, all of them should sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such. If a corporation, please sign in full corporate name by a duly authorized officer. If a partnership, please sign in partnership name by authorized person. Receipt of Notice of Annual Meeting, Proxy Statement and Annual Report to Shareholders is hereby acknowledged.

______________________________ Signature

______________________________ Signature if Held Jointly

Date______________________________, 2002

Please mark, sign, date and return the proxy card promptly using the enclosed envelope.